Original 13 D, paper form, was filed with the SEC by mail on February
14, 2000.

Schedule 13 D

Issuer -Psychemedics Corp
Class of Securities - Common Stock - AMEX
Cusip-744375107
Authorized receive notices:RobertMrofka, Esq.,1550 Spring Rd., #210, Oak Brook, Illinois 60523, 630-530-0000
Date of event: acquired 5.01% on 30 June 1999

1. Thomas J. Campbell, ss# ###-##-####; Thomas&Nancy Campbell,j tenants husb & wife, ss# ###-##-####; Campbell family Limited Partnership, Nancy Campbell, General Partner,
FEIN # 36-4087076;

4.  Source of funds:  PF & 00 (margin acct)
6.  USA
7. Sole voting power: Thomas Campbell 172,400 shares, Nancy Campbell, General Partner of
Campbell Limited Partnership 460,250 shares
8.  Shared voting Power:  Thomas & Nancy Campbell, joint tenants husband &
wife,
745,200
9. Sole Dispositive Power: Thomas Campbell 172,000 shares, Nancy Campbell, General Partner of Campbell Limited Partnership 460,250 shares
10.  Shared Dispositive Power: Thomas & Nancy Campbell, joint tenants husband
& wife, 745,200
11. Thomas Campbell 568,012 shares 41%, Nancy Campbell 395,613 shares 29%, Nancy Campbell,
General Partner of Campbell Limited Partnership 414,225 shares 30%
13.  100%
14.  EP 76,900 shares, PN 460,250 shares, IN 840,700 shares

Item 1. Common Stock of Psychemedics Corp, 1280 Massachusetts Ave.,
Cambridge, MA

Item 2. (a) Thomas Campbell ss# ###-##-####
     (b) c/o Cisar & Mrofka, Ltd.
          1550 Spring Rd., #210
          Oak Brook, Illinois 60523
     (c) Private Investor - self employed
     (d) no
     (e) no
     (f) USA

     (a) Mr. & Mrs. Thomas J. Campbell, joint tenants, ss# ###-##-####
     (b) c/o Cisar & Mrofka, Ltd.
          1550 Spring Rd., #210
          Oak Brook, Illinois 60523
     (c) Private Investor - self employed
     (d) no
     (e) no
     (f) USA

     (a) Campbell Limited Partnership, Illinois, FEIN #26-4087076
     (b) c/o Cisar & Mrofka, Ltd.
          1550 Spring Rd., #210
          Oak Brook, Illinois 60523
     (c) Private Investor
     (d) no
     (e) no
     (f) USA

Item 3. Mr. & Mrs. Thomas & Nancy Campbell, Joint Account, ss#348-46-1316 Personal Funds
     Borrowed Funds:     O'Connor & Company       $5,683,982
                    Charles Schwab & Co.          $   570,200

     Mr. Thomas Campbell ss####-##-####
     Personal Funds
     Borrowed Funds:     O'Connor & Company       $   724,874

     Campbell Limited Partnership FEIN: 36-4087076
     Partnership Private Funds
     Borrowed Funds:     O'Connor & Company       $   958,016

Cusip #744375106 - Schedule 13 D - Attachment

Item 4, (a) through (j) inclusive.

     Investment is the purpose of the acquisition of securities of the issuer. No plans or proposals.

Item 5, (a) through (e) inclusive.

     Mr. & Mrs. Thomas & Nancy Campbell, Joint Account, ss#348-46-1316
     Thomas Campbell voting power            372,600 shares
     Nancy Campbell voting power             372,600 shares

     Thomas Campbell, ss####-##-####
     Sole voting power                       172,400 shares


     Campbell Limited Partnership
     Nancy Campbell, General Partner, voting power     460,250

     Total shared voting power
     Total sole voting power                 1,377,850
     Total shares                            1,377,850

     Total sole dispositive power - Thomas Campbell    545,000
                         Nancy Campbell 372,600
                         Nancy Campbell,
                          General Partner    460,250
     Total                                   1,377,850

Item 6. None